Exhibit 99.1

Algonquin Power & Utilities Corp. Holds Annual Meeting of Shareholders and Announces Election of Board of Directors

OAKVILLE, Ontario – June 29, 2026 – Algonquin Power & Utilities Corp. (“AQN” or the “Corporation”) (TSX/NYSE: AQN) today held an annual meeting of common shareholders. At the meeting, each of the following nine nominees listed in the Corporation’s management information circular dated May 19, 2026 were elected as directors of AQN:

Nominee	Votes For	% For	Votes Against	% Against
Brett Carter	472,674,061	96.62%	16,548,143	3.38%
Amee Chande	487,282,111	99.60%	1,940,092	0.40%
D. Randall Laney	487,115,266	99.57%	2,106,936	0.43%
David Levenson	481,552,062	98.43%	7,670,140	1.57%
Christopher Lopez	486,321,555	99.41%	2,900,649	0.59%
Gavin Molinelli	482,547,117	98.64%	6,675,087	1.36%
Dilek Samil	485,613,456	99.26%	3,608,750	0.74%
DeAnn Walker	486,207,217	99.38%	3,014,989	0.62%
Roderick West	487,371,870	99.62%	1,850,336	0.38%

Shareholders also voted in favour of: (i) the re-appointment of Ernst & Young LLP as the Corporation’s auditor for the ensuing year, (ii) a resolution approving the amendment of the Corporation’s share unit plan, and (ii) an advisory resolution approving the Corporation’s approach to executive compensation.

Final voting results on all matters voted on at the annual meeting of shareholders will be filed with Canadian and U.S. securities regulatory authorities at www.sedarplus.ca and www.sec.gov/edgar.

About Algonquin Power & Utilities Corp. and Liberty Utilities Co.

Algonquin Power & Utilities Corp., parent company of Liberty Utilities Co., is a diversified international generation, transmission, and distribution utility. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.

Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities

Investor Inquiries:

Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Media Inquiries:

Stephanie Bose
Senior Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500